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                                                                    Exhibit 4.7

                         SECOND SUPPLEMENTAL INDENTURE

         This Second Supplemental Indenture (the "Second Supplemental Indenture"), dated as of February 25, 1998, is made and entered into by and between Belco Oil & Gas Corp., a Nevada corporation ("Belco"), and Chase Bank of Texas, National Association, formerly known as Texas Commerce Bank National Association (the "Trustee").

                                    RECITALS

         A. Coda Energy, Inc., a Delaware corporation (the "Company"), is a party to that certain Indenture, dated as of March 18, 1996 (the "Indenture"), entered into by and among the Company (as issuer) and Taurus Energy Corp., Diamond Energy Operating Company and Electra Resources, Inc. (as guarantors), and the Trustee (as trustee) providing for the issuance of $110 million in aggregate principal amount of 10 1/2% Senior Subordinated Notes due 2006 (the "Notes").

         B. Pursuant to the terms of the Indenture, Taurus Energy Corp. was released as a guarantor of the Notes upon the sale of Taurus Energy Corp. by the Company.

         C. The Company is a wholly owned subsidiary of Belco.

         D. Pursuant to a Plan of Merger adopted by the Board of Directors of Belco, the Company will merge with and into Belco, and Belco will be the surviving and successor entity. Pursuant to Section 92A.250 of the Nevada corporate laws, at the effective time of such merger (the "Effective Time"), Belco will have all of the liabilities of the Company.

         E. In order to further evidence the succession of the Company into Belco and the assumption by Belco of all the obligations of the Company under the Notes and the Indenture at the Effective Time, and to satisfy the provisions of Section 5.01 of the Indenture, Belco is entering into this Second Supplemental Indenture with the Trustee.

         NOW, THEREFORE, Belco and the Trustee agree as follows:

                  1. Belco hereby expressly assumes, effective as of the Effective Time without further action of the parties hereto or of any other person, all the obligations of the Company under the Notes and the Indenture, including but not limited to, (a) the due and punctual payment of the principal of, premium, if any, and interest, if any, of all of the Notes, all in accordance with the Indenture, and (b) the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed or observed by the Company.

                  2. This Second Supplemental Indenture is solely for the benefit of the Trustee and the Holders (as defined in the Indenture) of the Notes.

                  3. THIS SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.




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         IN WITNESS WHEREOF, Belco and the Trustee have caused this Second
Supplemental Indenture to be executed by their respective officers thereunto duly authorized, as of the date first written above.

                                       BELCO OIL & GAS CORP.



Attest:                                By:
                                          -------------------------------------
                                       Name:    Robert A. Belfer
-------------------------              Title:   Chairman of the Board; Chief
                                                Executive Officer


                                       CHASE BANK OF TEXAS, NATIONAL ASSOCIATION



Attest:                                By:
                                           ------------------------------------
                                       Name:
                                            -----------------------------------
                                       Title:
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